Exhibit 2.9

EXECUTION COPY

VOTING AND LOCK-UP AGREEMENT

THIS AGREEMENT is made on April 5, 2011.

BETWEEN:

Deans Knight Capital Management Ltd. (the “Peak Shareholder”), a shareholder of Peak Energy Services Ltd., a corporation incorporated under the laws of Alberta (“Peak”) as portfolio manager on behalf of certain investors

- and -

Clean Harbors, Inc., a corporation incorporated under the laws of Massachusetts (“Parent”)

- and -

Clean Harbors Industrial Services Canada, Inc., a corporation incorporated under the laws of Alberta (“Purchaser”).

RECITALS:

A.                                   Parent, Purchaser and Peak intend to enter into a business combination transaction by way of an arrangement (the “Arrangement”) pursuant to an acquisition agreement dated as of April 5, 2011 (the “Acquisition Agreement”).

B.                                     As an inducement to Parent’s and Purchaser’s willingness to enter into the Acquisition Agreement, the Peak Shareholder undertakes to take certain actions and do certain things to support the Arrangement as set out in this voting and lock-up agreement (this “Agreement”).

C.                                     The Peak Shareholder is the holder and has control (other than beneficial control, as further described in Schedule A) or direction over, the number of issued and outstanding common shares of Peak (“Peak Common Shares”) set forth on Schedule A.

D.                                    The terms of the Arrangement are set out in the Acquisition Agreement (including the proposed Plan of Arrangement), a copy of which is attached as Schedule B. Unless the context indicates otherwise, capitalized terms used herein and not otherwise defined have the meanings set forth in the Acquisition Agreement.

THEREFORE, in consideration of the covenants herein contained and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Peak Shareholder, Parent and Purchaser agree as follows.

ARTICLE 1
REPRESENTATIONS AND WARRANTIES

1.1                               Peak Shareholder Representations

The Peak Shareholder represents and warrants to Parent and Purchaser (and acknowledges that each of Parent and Purchaser is independently relying upon such representations and warranties in entering into the Acquisition Agreement) as follows:

(a)                                  The Peak Common Shares set forth opposite the Peak Shareholder’s name on Schedule A to this Agreement represent all securities or rights to acquire securities of Peak held by the Peak Shareholder and over which the Peak Shareholder has any voting power or dispositive power or other control or direction.  Except as described in the notes to Schedule A, the Peak Shareholder, has sole voting power over, sole power of disposition of, sole control and sole direction over such Peak Common Shares, and sole power to agree to all of the matters set forth in this Agreement. Except as described in the notes to Schedule A, the Peak Shareholder (or the respective affiliate of the Peak Shareholder described in the notes to Schedule A) has holds such Peak Common Shares, free and clear of any and all liens, pledges, mortgages, charges, restrictions, security interests, encumbrances, adverse claims and demands or rights of others of any nature or kind, other than restrictions under applicable securities laws.  Other than the Peak Common Shares set out on Schedule A, no other securities of Peak or rights to acquire securities of Peak are beneficially owned, held of record or controlled or directed, directly or indirectly, by the Peak Shareholder.

(b)                                 The Peak Shareholder has the legal capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by the Peak Shareholder, and assuming the due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Peak Shareholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally and general principles of equity.

(c)                                  The Peak Shareholder has not previously granted or agreed to grant any proxy or other right to vote in respect of its Peak Common Shares or entered into any voting trust, nor any pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to its Peak Common Shares except those which are no longer of any force or effect.

(d)                                 The Peak Shareholder does not have any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from the Peak Shareholder of any of its Peak Common Shares, or any interest therein or right thereto, except pursuant to this Agreement and the Acquisition Agreement.

(e)                                  Neither the execution and delivery of this Agreement by the Peak Shareholder, the performance by the Peak Shareholder of its obligations hereunder, nor the compliance by the Peak Shareholder with any of the provisions hereof will result in the creation of any lien or encumbrance on any of its Peak Common Shares or result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any contract or other document to which the Peak Shareholder is a party or subject, or any judgment, decree, order, statute, law, rule or regulation applicable to the Peak Shareholder.

(f)                                    There are no other obligations relating to the Peak Common Shares outstanding between the Peak Shareholder or its Affiliates, on the one hand, and Peak or its Subsidiaries, on the other hand.

(g)                                 There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Peak Shareholder, threatened against the Peak Shareholder or any of its properties that, individually or in the aggregate, could impair the ability of the Peak Shareholder to perform its obligations under this Agreement.  There is no judgment, decree or order against the Peak Shareholder that could prevent, enjoin, alter or delay the Peak Shareholder from performing its obligations under this Agreement.

(h)                                 No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by the Peak Shareholder in connection with the execution and delivery by the Peak Shareholder of this Agreement and the completion of the matters contemplated by this Agreement, other than the approval of the Arrangement by a court of competent jurisdiction.

1.2                               Parent and Purchaser Representations

Each of Parent and Purchaser hereby represents and warrants to the Peak Shareholder separately as to each and not in respect of the other (and acknowledges that the Peak Shareholder is relying upon such representations and warranties) as follows:

(a)                                  It is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation.

(b)                                 It has the legal capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by Parent or Purchaser, as applicable, and has been duly authorized by all necessary corporate action, and assuming the due authorization, execution and delivery by the Peak Shareholder, this Agreement constitutes a legal, valid and binding obligation of Parent and Purchaser, as applicable, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally and general principles of equity.

(c)                                  Neither the execution and delivery of this Agreement by Parent or Purchaser, the performance by Parent or Purchaser of its respective obligations hereunder and under the Acquisition Agreement, nor the compliance by Parent or Purchaser with any of the provisions hereof or thereof will result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any contract or other document to which the Parent or Purchaser is a party or subject, or any judgment, decree, order, statute, law, rule or regulation applicable to Parent or Purchaser.

(d)                                 There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Parent or Purchaser, threatened against the Parent or Purchaser or any of its respective properties that, individually or in the aggregate, could impair the ability of the Parent or Purchaser to perform its obligations under this Agreement or the Acquisition Agreement.  There is no judgment, decree or order against the either Parent or Purchaser that could prevent, enjoin, alter or delay the Parent or Purchaser from performing its obligations under this Agreement or the Acquisition Agreement.

(e)                                  No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by the Parent or Purchaser in connection with the execution and delivery by the Parent or Purchaser of this Agreement and the completion of the matters contemplated by this Agreement.

ARTICLE 2
PEAK SHAREHOLDER OBLIGATIONS

2.1                               Restrictions on Transfers

(a)                                  The Peak Shareholder hereby irrevocably covenants in favour of Parent and Purchaser that, except as contemplated in this Agreement or unless this Agreement is terminated in accordance with Section 4.1 , the Peak Shareholder will not: (i) sell, transfer, gift, assign, pledge, hypothecate, encumber or otherwise dispose of any of its Peak Common Shares or any additional common shares of Peak in respect of which the Peak Shareholder acquires direct or indirect legal or beneficial ownership or control or direction after the date hereof (the “Additional Peak Common Shares”) or any additional options to acquire common shares of Peak in respect of which it acquires direct or indirect legal or beneficial ownership or control or direction after the date hereof (the “Additional Peak Options”), or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), or (ii) grant any proxies or powers of attorney, or deposit any of its Peak Common Shares, Additional Peak Options or Additional Peak Common Shares (collectively, the “Owned Peak Securities”) into a voting trust or enter into a voting agreement, pooling agreement, understanding or arrangement with respect to such Owned Peak Securities, without having first obtained the prior written consent of Parent.

(b)                                 Notwithstanding the restrictions in 2.1(a) above, the Peak Shareholder may transfer, sell or dispose of any Owned Peak Securities to an “associate” or “affiliate” (each within the meaning of the Securities Act (Alberta)) of the Peak Shareholder or to a Person whose account is managed by the Peak Shareholder so long as, following such transfer, sale or disposition, the Peak Shareholder shall continue to have sole voting power over, sole power of disposition of, sole control and sole direction over such Owned Peak Securities, provided, however, that, in the case of an associate or affiliate, prior to any such transfer, sale or disposition, the transferee shall agree with Parent and Purchaser, in form and on terms satisfactory to Parent and Purchaser, acting reasonably, to be bound by all of the provisions of this Agreement in the same manner as the Peak Shareholder, and the Peak Shareholder shall remain, with such transferee, jointly and severally liable for its and such transferee’s obligations under this Agreement.

2.2                               Non-Solicitation

On the terms and subject to the conditions of this Agreement, the Peak Shareholder hereby covenants and agrees in favour of Parent and Purchaser that the Peak Shareholder shall:

(a)                                  unless this Agreement is terminated pursuant to Section 4.1, not take any action of any kind which might, directly or indirectly, interfere with the successful completion of the Arrangement, including any action to (i) solicit, assist, initiate, facilitate or encourage (including by way of furnishing or providing access to any information or permitting any visit to any facilities or properties of Peak or any of its Subsidiaries, or entering into any form of contract) the initiation of any inquiries, proposals or offers regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations with any Person (other than Parent, Purchaser and their Affiliates) regarding an actual or potential Acquisition Proposal, (iii) influence the Peak Board or any committee thereof to withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in a manner adverse to Parent or Purchaser, the approval or recommendation of the Board or any committee thereof of the Acquisition Agreement or the Arrangement, (iv) accept, approve, endorse or recommend or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (v) accept or enter into, or publicly propose to accept or enter into, any contract in respect of an Acquisition Proposal;

(b)                                 immediately terminate any existing solicitations, discussions or negotiations with any Person (other than Parent or Purchaser and their Affiliates) that has made, indicated any interest to make or may reasonably be expected to make, an Acquisition Proposal and cease to provide to any such Person any information, or access to any information, concerning Peak or any of its Subsidiaries; and

(c)                                  promptly (and in any event within 24 hours) notify Parent, at first orally and thereafter in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, or that could, in the opinion of the Peak Shareholder be reasonably expected to lead to an Acquisition Proposal, in each case received after the date hereof, of which the Peak Shareholder becomes aware, or any amendments to the foregoing, any request for discussions or negotiations, any request for representation on the Board, or any request for non-public information relating to Peak or any of its Subsidiaries in connection with an Acquisition Proposal, or for access to the properties, books or records of Peak or any of its Subsidiaries by any Person that informs the Peak Shareholder that it is considering making, or has made, an Acquisition Proposal or any amendment thereto; promptly provide to Parent a description of the material terms and conditions of any such Acquisition Proposal as are known to the Peak Shareholder or, inquiry, offer or request, together with a copy of all documentation relating to any such Acquisition Proposal or inquiry, offer or request, such information about the the identity of the Person making such proposal, inquiry, offer or request as is known to the Peak Shareholder, and any other details of the Acquisition Proposal, contract, documents or negotiations as Parent may reasonably request and which are known to the Peak Shareholder; and keep Parent informed of any change communicated to the Peak Shareholder by such Person regarding to the material terms of any such Acquisition Proposal or proposal, inquiry, offer or request.

2.3                               Voting Rights

(a)                                  Subject to completion of a proxy as contemplated under this Agreement, the Peak Shareholder agrees in favour of Parent and Purchaser that it will, to the extent permitted under applicable Securities Laws and other applicable Laws, vote (or cause to be voted) all Owned Peak Securities at any meeting of the shareholders of Peak, and in any action by written consent of the shareholders of Peak: (i) in favour of the approval, consent, ratification and adoption of the Arrangement (and any actions required in furtherance thereof); or (ii) against any action that would impede, delay, interfere or discourage the Arrangement (including, for greater certainty, unless this Agreement is terminated purcuasnt to Section 4.1, against (A) any Acquisition Proposal, (B) any merger, consolidation, business combination, sale of assets, amalgamation, arrangement, reorganization or recapitalization of Peak, (C) any sale, lease or transfer of any significant part of the assets of Peak, (D) any dissolution, liquidation or winding up of Peak, (E) any action to remove or change any of the directors of Peak, and (F) any material change in the capitalization of Peak, or the corporate structure or charter of Peak) (in each case where the relevant proposal does not have the express written agreement of Parent and Purchaser); and (iii) against any action that would result in any breach of any representation, warranty or covenant of Peak in the Acquisition Agreement.

(b)                                 For greater certainty, in connection with any matter referred to in Section 2.3(a) other than those matters referred to in Section 2.3(a)(i), the Peak Shareholder agrees in favour or Purchaser and Parent that, unless this Agreement is terminated in accordance with Section 4.1 it will consult with Purchaser and Parent prior to exercising any voting rights attached to its Owned Peak Securities and will exercise or procure the exercise of such voting rights as Purchaser or Parent instructs.

(c)                                  Upon the written request or direction of Parent or Purchaser, the Peak Shareholder agrees in favour of Parent and Purchaser that the Peak Shareholder shall promptly execute and deliver, and not revoke, a proxy appointing such Person or Persons as Parent or Purchaser may request or direct as proxy for the Peak Shareholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the Peak Shareholder in respect of all such matters that may come before any meeting of Peak shareholders relating to the Arrangement including any action that would impede, interfere or discourage the Arrangement and in such circumstances, the Peak Shareholder will not be responsible for voting under Section 2.3(a).  If for any reason such proxy is invalid or not effective or is not delivered promptly after request is made, the Peak Shareholder hereby unconditionally and irrevocably appoints Parent and Purchaser as attorney in fact for and on its behalf to act in respect of any such resolution in connection with any meeting of the Peak shareholders.

(d)                                 The Peak Shareholder agrees in favour of Parent and Purchaser that the Peak Shareholder shall not, without the prior written consent of Parent and Purchaser, requisition or join in the requisition of any meeting of the securityholders of Peak for the purpose of considering any resolution.

2.4                               Additional Covenants of the Peak Shareholder

The Peak Shareholder hereby undertakes in favour of Parent and Purchaser:

(a)                                  to not make any statements against the Arrangement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, or varying such Arrangement or any aspect thereof;

(b)                                 to not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Peak Shareholder’s Owned Peak Securities pursuant to this Article 2, including, but not limited to, the sale of any direct or indirect holding company of the Peak Shareholder or the granting of a proxy on any of the Peak Shareholder’s Owned Peak Securities of any direct or indirect holding company of the Peak Shareholder which would have, indirectly, the effects prohibited by this Article 2;

(c)                                  to deposit all of the Peak Shareholder’s Owned Peak Securities, together with a duly completed Letter of Transmittal, with a depositary specified in the Peak Circular in accordance with the terms thereof;

(d)                                 if any of the Peak Shareholder’s Owned Peak Securities are registered in the name of a Person other than the Peak Shareholder or otherwise held other than personally, to cause the direct owner of such securities to perform all covenants of the Peak Shareholder under this Agreement as if such direct owner is the Peak Shareholder;

(e)                                  to promptly notify Parent and Purchaser of the number of Additional Peak Common Shares and/or Additional Peak Options acquired by the Peak Shareholder, if any, after the date hereof.  Any such securities shall be subject to the terms of this Agreement as though they were Peak Common Shares owned by the Peak Shareholder on the date hereof;

(f)                                    to promptly notify Parent and Purchaser upon any of the Peak Shareholder’s representations and warranties contained herein becoming untrue or incorrect in any material respect prior to the date on which the Plan of Arrangement becomes effective (the “Effective Time”), and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof); and

(g)                                 to not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement.

2.5                               Revised Arrangement

If Parent and Purchaser conclude, after the date of this Agreement, that it is necessary or desirable to proceed with a form of transaction other than the Arrangement (including, without limitation, an amalgamation or a takeover bid) whereby Parent and/or Purchaser, and/or their Affiliates, would effectively acquire all the Peak Common Shares on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Peak Shareholder that are equivalent to or better than those contemplated by this Agreement (any such transaction is referred to as an “Revised Arrangement”), the Peak Shareholder agrees to support the completion of the Revised Arrangement in the same manner as the Arrangement, including by tendering Owned Peak Securities pursuant to the Revised Arrangement and, if necessary, by voting the Peak Common Shares in favour of a special resolution approving the Revised Arrangement.  In the event of any proposed Revised Arrangement, any reference in this Agreement to the Arrangement shall refer to the Revised Arrangement to the extent applicable, and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Revised Arrangement.

2.6                               No Ownership Interest

Nothing contained in this Agreement vests in Parent and Purchaser any direct or indirect ownership, or incidence of ownership, of or with respect to any Owned Peak Securities.  All rights, ownership and economic benefits of and relating to any Owned Peak Securities remain vested in and belong to the Peak Shareholder, and Parent and Purchaser have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Peak or exercise any power or authority to direct the Peak Shareholder in the voting of any of the Owned Peak Securities, or in the performance of the Peak Shareholder’s duties or responsibilities as a shareholder of Peak, except as otherwise provided herein.

2.7                               Remedies

The Peak Shareholder agrees that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that Parent and Purchaser will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, with any requirement for the securing or posting of any bond in connection with obtaining any such injunctive or other equitable relief hereby being waived.

ARTICLE 3
OTHER COVENANTS

3.1                               No Dissent

The Peak Shareholder hereby waives and agrees, in favour of Parent and Purchaser, not to exercise any rights of appraisal or rights of dissent the Peak Shareholder may have in connection with the Arrangement.

3.2                               Disclosure

The Peak Shareholder agrees in favour of Parent and Purchaser:

(a)                                  to the details of this Agreement being set out in any information circular produced by Peak or Parent in connection with the Arrangement; and

(b)                                 to this Agreement being made publicly available on SEDAR and otherwise to the extent required by Law.

3.3                               Release

Subject to the completion of the Arrangement, the Peak Shareholder, for itself and for all of its predecessors, successors, assigns and affiliates (collectively, the “Peak Shareholder Related Parties”), hereby unequivocally and irrevocably releases, surrenders, acquits and forever discharges, as of the Effective Time, each of Parent, Purchaser, and their respective Subsidiaries, and each of their respective directors, officers, employees, heirs, successors and assigns (collectively, the “Released Parties”), from any and all actions, causes of action, claims, suits, controversies, damages, judgments, remedies, demands and liabilities, of any nature whatsoever, in law, at equity or otherwise relating to, arising under, or in connection with, any actions, omissions or transactions from any time before the Effective Time (collectively, “Claims”), whether direct, derivative or otherwise, which may be asserted against any of the Released Parties or which, whether currently known or unknown, fixed or contingent, the Peak Shareholder Related Party ever could assert, either for themselves or otherwise, for or on behalf of any other Person; provided, however, that the foregoing shall not release any Person from any obligation under this Agreement, the Acquisition Agreement, or any other agreement entered into in connection with the Arrangement.

ARTICLE 4
TERMINATION

4.1                               Termination by Peak Shareholder

The obligations of the Peak Shareholder under this Agreement shall automatically terminate upon the earlier of (i) the termination of the Acquisition Agreement in accordance with its terms (including, without limitation, the termination of the Acquisition Agreement in connection with a Superior Proposal in accordance with Section 8.2(d) of the Acquisition Agreement) and (ii) written notice by the Peak Shareholder to the Parent and the Purchaser if: (y) the transaction contemplated by the Acquisition Agreement is not completed by the Outside Date; or (z) the Acquisition Agreement is amended or the Parent and Purchaser agree to amend, or publicly announce an intention to amend, the Acquisition Agreement, without the written approval of the Peak Shareholder, other than to give effect to a Revised Arrangement, and where the effect of such amendment is to reduce the amount of the Cash Consideration (as defined in the Arrangement).

4.2                               Termination by Parent and Purchaser

Parent and Purchaser, when not in default in the performance of its obligations under this Agreement, may, at any time and without prejudice to any other rights it may have under this Agreement or otherwise, terminate this Agreement, in respect of the Peak Shareholder, by notice in writing to the Peak Shareholder.

4.3                               Effect of Termination

In the case of any notice of termination of this Agreement pursuant to either Section 4.1 or 4.2, this Agreement shall terminate as between Parent and Purchaser and the Peak Shareholder and be of no further force or effect.  Notwithstanding anything else contained herein, such termination shall not relieve any party hereunder from liability for any breach of this Agreement prior to such termination.

ARTICLE 5
MISCELLANEOUS

5.1                               Interpretation

In this Agreement:

(a)                                  Governing Law — This Agreement will be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein, and will be construed and treated in all respects as an Alberta contract.  Each party to this Agreement hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement.  Each party to this Agreement hereby waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of the parties in the negotiation, administration, performance and enforcement of this Agreement.

(b)                                 Headings — Headings of Sections, Articles and Schedules are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(c)                                  Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(d)                                 Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include both genders and neuter.

(e)                                  Severability — If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.2                               Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A	-	Peak Shareholder Information

Schedule B	-	Acquisition Agreement

5.3                               Date for any Action

In the event that any date on which any action is required to be taken hereunder by any party is not a Business Day, such action shall be required to be taken on the next day which is a Business Day.

5.4                               Entire Agreement

This Agreement, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitutes the entire agreement between Parent, Purchaser and the

Peak Shareholder and sets out all the covenants, promises, warranties, representations, conditions, understandings and agreements between Purchaser, Parent and the Peak Shareholder pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.  No reliance has been made upon, and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written between Parent, Purchaser and the Peak Shareholder in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

5.5                               Survival

The representations and warranties of the Peak Shareholder made in this Agreement shall survive the completion of the Arrangement and shall continue in full force and effect for the benefit of Parent and Purchaser for a period of one year from the date of this Agreement, with the exception of the representation and warranty in Section 1.1(a), which shall survive indefinitely.

5.6                               Notices

All notices and other communications given or made pursuant hereto will be in writing and will be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the second following Business Day if sent by prepaid overnight courier, to the parties at the following addresses:

if to the Peak Shareholder:	Attention: Mark Myles Facsimile: 604-669-0212 E-mail: mmyles@deansknight.com

if to Parent or Purchaser:	c/o Clean Harbors, Inc. Attention: Brian Weber Facsimile: 781-792-5900 E-mail: weberb@cleanharbors.com

with a copy (which will not constitute notice) to:	Davis, Malm & D’Agostine, P.C. One Boston Place Boston, Massachusetts, U.S.A., 02108 Attention: C. Michael Malm Facsimile: (617) 523-6215 E-mail: cmalm@davismalm.com

and to	Gowling Lafleur Henderson LLP Suite 1020 50 Queen Street North Kitchener, ON N2H 6M2 Canada Attention: Bryce Kraeker Facsimile: (519) 571-5045 E-mail: bryce.kraeker@gowlings.com

Parent and Purchaser may, from time to time, change its address by giving notice to the Peak Shareholder in accordance with the provisions of this Section, and the Peak Shareholder may change its address by giving Parent and Purchaser such notice in such manner.

5.7                               Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any party, shall be binding unless executed in writing by the party to be bound.

5.8                               Further Assurances

The parties will with reasonable due diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party will provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.9                               Time of the Essence

Time will be of the essence in this Agreement.

5.10                        Expenses

Parent, Purchaser and the Peak Shareholder shall pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.11                        Waiver

The Peak Shareholder and Parent and Purchaser agree with each other and confirm to each other that:

(a)                                  any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by any party to be bound or in the case of a waiver, by the party against whom the waiver is to be effective; and

(b)                                 no failure or delay by the Peak Shareholder or Parent and Purchaser in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise by the Peak Shareholder, Parent and Purchaser.

5.12                        Assignability

The provisions of this Agreement are binding upon and enure to the benefit of Parent, Purchaser and the Peak Shareholder and their respective heirs, executors, administrators, legal personal representatives, successors and permitted assigns.  The Peak Shareholder may not assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of Parent and Purchaser.  Parent and Purchaser may not assign, delegate or otherwise transfer any of its rights, interest or obligations under this Agreement, in respect of the Peak Shareholder, without the prior written consent of the Peak Shareholder, except that Purchaser or Parent may assign, delegate or otherwise transfer any of its rights, interest or obligations under this Agreement, in respect of the Peak Shareholder, to an Affiliate, without reducing its own obligations hereunder, without the consent of the Peak Shareholder.

5.13                        Independent Legal Advice

The Peak Shareholder acknowledges in favour of Parent and Purchaser that it has entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement.  The Peak Shareholder further acknowledges in favour of Parent and Purchaser that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that it has either done so or waived its right to do so, and agrees in favour of Parent and Purchaser that this Agreement constitutes a binding legal obligation and that it is estopped form raising any claim on the basis that it has not obtained such advice.

5.14                        Public Notices

The Peak Shareholder acknowledges and agrees in favour of Parent and Purchaser that: all public notices to third parties and all other publicity concerning this Agreement, the Acquisition Agreement and the transactions contemplated hereunder and thereunder will be planned and co-ordinated by Purchaser, Parent and/or Peak in accordance with the Acquisition Agreement; and the Peak Shareholder shall not act unilaterally in this regard without the prior approval of Parent and Purchaser unless such disclosure is required under applicable Securities Laws and stock exchange rules in circumstances where prior consultation with Parent and Purchaser is not practicable.

5.15                        Execution and Delivery

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.  The parties will be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy will be legally effective to create a valid and binding agreement among the parties.

[Signature Page Follows]

DEANS KNIGHT CAPITAL MANAGEMENT LTD.

Per:	/s/ Craig Langdon
Name: Craig Langdon
Title: President

CLEAN HARBORS, INC.

Per:	/s/ James M. Rutledge
Name: James M. Rutledge
Title: Executive Vice President, Chief Financial Officer and Treasurer

CLEAN HARBORS INDUSTRIAL SERVICES CANADA, INC.

Per:	/s/ James M. Rutledge
Name: James M. Rutledge
Title: Executive Vice President, Chief Financial Officer and Treasurer

SCHEDULE A

PEAK SHAREHOLDER INFORMATION

Pursuant to Section 1.1(a) of the Agreement, the Peak Shareholder, directly or indirectly, has sole voting power over, sole power of disposition of, sole control and sole direction over such Peak Common Shares as set forth below opposite the Peak Shareholder’s name, and sole power to agree to all of the matters set forth in the Agreement, except as set out below

Peak Shareholder	Peak Common Shares

Deans Knight Capital Management Ltd.	84,463,163	(1)

Notes:

(1) The Peak Shareholder does not control the beneficial interests of all such Peak Common Shares, but has control of such shares as further described herein.

Pursuant to Section 1.1(a) of the Agreement, the Peak Shareholder has good and marketable title to its Peak Common Shares, free and clear of any and all liens, pledges, mortgages, charges, restrictions, security interests, encumbrances, adverse claims and demands or rights of others of any nature or kind, except as set out below:

Peak Shareholder

Deans Knight Capital Management Ltd.	The Peak Shareholder does not control the beneficial interests of all such Peak Common Shares, but has control of such shares as further described herein.

SCHEDULE B
ACQUISITION AGREEMENT